UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark one)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the Fiscal Year Ended December 31, 2004.

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                      to                     .

MIDLAND-GUARDIAN CO. SALARIED
EMPLOYEES 401(K) SAVINGS PLAN
(Full title of the Plan)

THE MIDLAND COMPANY

7000 Midland Boulevard
Amelia, Ohio 45102-2607
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Registrant’s telephone number including area code (513) 943-7100

Required information:

(a)	Financial statements filed as a part of this report:

Report of Independent Registered Public Accounting Firm
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003
Notes to Financial Statements – December 31, 2004 and 2003
Supplemental Schedule:
Form 5500, Schedule H, Part 5, Line 4I — Schedule of Assets (Held At End of Year) – December 31, 2004
Exhibit 23

(b)	Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MIDLAND-GUARDIAN CO. SALARIED
EMPLOYEES 401(K) SAVINGS PLAN
(Name of Plan)

By:	/s/ John I. Von Lehman
Executive Vice President,
Chief Financial Officer and
Secretary of The Midland Company

For the Midland-Guardian Co. Salaried
Employees 401(k) Savings Plan

Dated: June 29, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of The Midland-Guardian Co. Salaried Employees’ 401(k) Savings Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at year end) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
June 27, 2005

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

INVESTMENTS — At market value:

Marketable Securities	$41,303,500	$35,943,423
(Cost - 2004, $35,668,564; 2003, $30,829,255)
Loans to Participants	1,025,134	847,176

TOTAL INVESTMENTS	42,328,634	36,790,599

RECEIVABLES:

Participant Contributions	—	126,879
Accrued Income	14,326	47,784

TOTAL RECEIVABLES	14,326	174,663

NET ASSETS AVAILABLE FOR BENEFITS	$42,342,960	$36,965,262

See notes to financial statements.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
INCOME:
Contributions from Midland-Guardian Co.	$1,280,051	$1,061,973
Contributions from Participants	3,565,968	3,210,695
Dividend and Interest Income	955,472	565,412
Net Realized and Unrealized Appreciation in Fair Market Value of Investments	2,962,896	4,982,851
Rollovers	667,000	495,280
Other	(46,561)	(52,506)

Total	9,384,826	10,263,705

BENEFIT PAYMENTS	(4,007,128)	(1,237,555)

INCREASE IN NET ASSETS	5,377,698	9,026,150

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of Year	36,965,262	27,939,112

End of Year	$42,342,960	$36,965,262

See notes to financial statements.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Expenses of the Plan

Midland-Guardian Co. Salaried Employees 401(K) Savings Plan’s (the “Plan”) sponsor, Midland-Guardian Co. (the “Company”), pays certain expenses of the Plan.

Investments

The Plan’s investments in mutual funds are stated at fair value, based on market quotations provided by the trustee, and The Midland Company stock is valued at its quoted market price. Participant loans are valued at the outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Method of Funding

The Company’s contribution to the Plan consists of matching fifty percent of the basic contributions made by plan participants up to six percent of the participant’s wages.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan invests in various securities, which may include U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

2.	Description of the Plan

All full-time salaried employees of Midland-Guardian Co. and part-time employees who anticipate working 1,000 hours or more annually are eligible to participate in the Plan upon their hire date. Effective January 1, 2002, the Plan was amended authorizing a basic before tax contribution to be 1 percent up to 6 percent and a maximum total contribution to be up to 100 percent (base and supplemental) of the participant’s compensation, subject to IRS maximum dollar limitations. Participants are 100 percent vested in their contributions. The Company matches 50 percent of an employee’s basic contribution each pay period. The vesting period in Company matching contributions is five (5) years. At the end of each year of employment, the employee will vest in 20 percent of the Company’s matching contribution. Vesting is based on the date of hire, not the date of enrollment in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Upon enrollment in the Plan, a participant may direct employee contributions in one- percent increments into various investment options offered by the Plan. Company matching contributions are automatically invested in the same participant-selected investment options. The Plan currently offers one stock fund and 16 mutual funds as investment options for participants.

The Company transferred the trustee, record keeper and asset custodian responsibilities of the Plan from Key Trust Company, which ceased offering these services, to PNC Financial Services Group, Inc. on March 10, 2003. As a result of these changes, participants temporarily were unable to direct or diversify investments in individual accounts, obtain a loan from the Plan or obtain a distribution from the Plan. This period, during which participants were unable to exercise these rights otherwise available under the Plan, is called a “blackout period.” The blackout period for the Plan began on February 21, 2003 and ended on April 3, 2003. In both 2004 and 2003, several investment options were replaced with funds with similar investment objectives. Existing balances in the former investment options were automatically transferred to the new funds with similar investment objectives. The Plan also established additional investment options for 2003.

Participants may change their investment elections daily.

The contributions are invested in pooled accounts maintained by the Plan’s trustee. Individual accounts are maintained for each participant. Income from investments and the change in the market value of the investments are allocated to the participants’ accounts based on the percentage that each account balance bears to the total pool balance, as defined in the Plan.

The Plan allows participants to borrow funds from their vested account balance subject to certain restrictions. Participants may take a minimum loan of $500 from their account. The maximum loan is 50% of their vested account balance (up to a maximum of $50,000). Loans are repayable in one to five years unless the loan is related to the purchase of the participant’s primary residence, in which case the term may be up to thirty years. The interest rate applicable to Plan loans is established at 1% over US Bancorp’s prime rate. The interest rates at December 31, 2004 ranged from 5.0% to 10.5%.

If a participant terminates employment with the Company at any time and they are less than fully vested in their qualified matching contributions or earnings thereon, the non-

vested portion is forfeited. All forfeitures under the Plan are used to reduce future employer contributions to the Plan. Such non-vested forfeitures totaled $62,692 and $46,982, during 2004 and 2003, respectively.

Upon termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. The form of payment is a lump-sum distribution, rollover into another qualified plan or an annuity to be paid for up to a 10-year period.

Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

3.	Investments

Investments representing more than five percent of net assets available for benefits are as follows at December 31:

Market
2004	Value
*PNC Bank Advisors
BlackRock Money Market Portfolio	$8,438,793
AIM Basic Value	6,427,307
American Balanced Fund	4,664,129
Fidelity Advisor Mid Cap Fund Class A	4,033,526
The Midland Company Common Stock	3,759,010
American Century Equity Income Fund	3,700,128
BlackRock Core Bond Total Return Portfolio	2,542,740

Market
2003	Value
*PNC Bank Advisors
BlackRock Money Market Portfolio	$8,125,266
MFS Value Fund A	6,006,994
American Balanced Fund	4,311,168
Fidelity Advisor Mid Cap Fund Class A	3,368,605
BlackRock Core Bond Total Return Portfolio	3,171,301
American Century Equity Income Fund	3,146,503
The Midland Company Common Stock	2,485,832

*Denotes Party-in-Interest

The net appreciation of investments, which includes gains and losses on investments sold as well as held during the year, is as follows for the year ended December 31:

	2004	2003
Mutual Funds	$2,131,030	$4,935,123

Common Stock	831,866	47,728

Total	$2,962,896	$4,982,851

4.	Tax Status

The Plan is relying on an Internal Revenue Service opinion letter dated November 19, 2001 which indicates that the Plan as designed at the date of the letter is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan has since been operated in compliance with the applicable requirements of the Internal Revenue Code and that it is qualified and the related trust is tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Related Party Transactions

Effective March 10, 2003, PNC Bank became the Plan trustee, recordkeeper and asset custodian as defined by the Plan; however, the related investment transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

At December 31, 2004 and 2003, the Plan held 119,317 and 104,692 shares of common stock of the Midland Company, the sponsoring employer’s parent company, with a cost basis of $2,581,166 and $2,038,671, respectively. During the years ended December 31, 2004 and 2003, the Plan recorded dividend income of $22,304 and $21,576.

The Plan offers loans to participants. Related transactions qualify as exempt party-in-interest transactions in accordance with ERISA guidelines.

6.	Nonexempt Party-In-Interest Transactions

In November 2003, a loan was made to a participant for which the loan term was in excess of the standards required by D.O.L. Regulation 408(b)1. During the second quarter of 2004, the Company re-amortized the loan to be in compliance with the standards.

7.	Plan Termination

The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by a duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the value of each participant’s interest in Company matching contributions will become fully vested and Plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

MIDLAND-GUARDIAN CO.
SALARIED EMPLOYEES’ 401(K) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART 5, LINE 4I — SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004

Identity of Issue
Borrower, Lessor or		Market
Similar Party	Description of Investment	Value
* PNC Bank	BlackRock Money Market Portfolio	$8,438,793

* PNC Bank	AIM Basic Value	6,427,307

* PNC Bank	American Balanced Fund	4,664,129

* PNC Bank	Fidelity Advisor Mid Cap Fund Class A	4,033,526

* PNC Bank	The Midland Company Common Stock	3,759,010

* PNC Bank	American Century Equity Income Fund	3,700,128

* PNC Bank	BlackRock Core Bond Total Return Portfolio	2,542,740

* PNC Bank	American EuroPacific Growth Fund	1,718,156

* PNC Bank	American Funds Growth Fund of America	1,575,068

* PNC Bank	American Century Small Cap Value	1,307,539

* PNC Bank	Federated Capital Appreciation	1,184,922

* PNC Bank	American Century Aggressive Investment	662,107

* PNC Bank	AIM Small Cap Growth	414,314

* PNC Bank	BlackRock High Yield Bond	350,131

* PNC Bank	Fidelity Advisor Dividend Growth Class A	227,995

* PNC Bank	American Century Moderate Investment	149,065

* PNC Bank	American Century Conservative Investment	148,570

* Various Participants	Outstanding Participant Loans (interest rates ranging from 5.0% - 10.5%)	1,025,134

TOTAL INVESTMENTS		$42,328,634

*Denotes Party-in-Interest.